SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               FOR APRIL 13, 2004

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F x      Form 40-F
                             --------         --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                 Yes         No x
                              --------     --------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.              Description

Exhibit No. 1            Employee Trust announcement dated 15 March 2004

Exhibit No. 2            Employee Trust announcement dated 24 March 2004

Exhibit No. 3            Employee Trust announcement dated 26 March 2004

Exhibit No. 4            Employee Trust announcement dated 30 March 2004

Exhibit No. 5            Director Shareholding announcement dated 30 March 2004

Exhibit No. 6            Employee Trust announcement dated 01 April 2004

Exhibit No. 7            Employee Trust announcement dated 06 April 2004

Exhibit No. 8            Employee Trust announcement dated 08 April 2004

Exhibit No. 9            Employee Trust announcement dated 13 April 2004

Exhibit No. 1
                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, dated 15 March 2004, that they disposed on that date of a total of 25,000 Ordinary shares of 25p each and 500 American Depository Receipts (ADRs) in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 29,670,914 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director of Secretariat & Deputy Company Secretary

15 March 2004

Exhibit No. 2


Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, dated 23 March 2004, that they disposed on 22 March and 23 March of a total of 48,174 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 29,622,740 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary

24 March 2004

Exhibit No. 3

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, dated 25 March 2004 and 26 March 2004, that they disposed on those dates of a total of 15,784 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 29,606,956 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary

26 March 2004

Exhibit No. 4


Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 29 March 2004, that they disposed on that date of a total of 2,250 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 29,604,706 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary

30 March 2004

Exhibit No. 5


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

    ALLIED DOMECQ PLC

2)  Name of director

    RICHARD GRAHAM TURNER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    DIRECTOR AND MRS S A TURNER (SPOUSE)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    RICHARD G TURNER -  7,500 SHARES HELD IN OWN NAME
                     -  6,533 SHARES HELD IN PEPs
                     - 52,925 SHARES HELD IN TOWERS PERRIN
                              SHARE PLAN SERVICES (GUERNSEY)
                              LTD, TRUSTEES OF THE ADPLC SHARE
                              OWNERSHIP TRUST
                     -  3,500 SHARES HELD IN VIDACOS NOMINEES
                              LIMITED A/C SSB1
    MRS S A TURNER   - 47,496 SHARES HELD IN OWN NAME
                     - 10,807 SHARES HELD IN PEPs
    TOTAL            -128,761 SHARES

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    RELATES TO DIRECTOR AND DIRECTOR'S SPOUSE - MRS S A TURNER

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    SHARE ACQUISITION IN BOTH GENERAL AND SINGLE COMPANY PEPs (DIVIDEND RE-INVESTMENT)

7)  Number of shares/amount of
    stock acquired

    MR R G TURNER  - 143 SHARES
    MRS S A TURNER - 225 SHARES
    TOTAL          - 368 SHARES

8)  Percentage of issued class

    0.000%

9)  Number of shares/amount
    of stock disposed

    NIL

10) Percentage of issued class

    NIL

11) Class of security

    25P ORDINARY SHARES

12) Price per share

    445.75 PENCE

13) Date of transaction

    29 March 2004

14) Date company informed

    30 March 2004

15) Total holding following this notification

    RICHARD G TURNER -  7,500 SHARES HELD IN OWN NAME
                     -  6,676 SHARES HELD IN PEPs
                     - 52,925 SHARES HELD IN TOWERS PERRIN
                              SHARE PLAN SERVICES (GUERNSEY)
                              LTD, TRUSTEES OF THE ADPLC SHARE
                              OWNERSHIP TRUST
                     -  3,500 SHARES HELD IN VIDACOS NOMINEES
                              LIMITED A/C SSB1
    MRS S A TURNER   - 47,496 SHARES HELD IN OWN NAME
                     - 11,032 SHARES HELD IN PEPs
    TOTAL            -129,129 SHARES

16) Total percentage holding of issued class following this notification

    0.012%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

    CHARLES B. BROWN, TELEPHONE 0117 978 5265

25) Name and signature of authorised company official responsible for making this notification

    CHARLES B. BROWN
    DIRECTOR OF SECRETARIAT & DEPUTY COMPANY SECRETARY

    Date of Notification   30 March 2003

Exhibit No. 6

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 31 March 2004, that they disposed on that date of a total of 15,174 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 29,589,532 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director of Secretariat & Deputy Company Secretary


1 April 2004

Exhibit No. 7
                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 6 April 2004, that they disposed on that date of a total of 32,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 29,557,032 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary


6 April 2004

Exhibit No. 8

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 7 April 2004, that they disposed on that date of a total of 82,674 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 29,474,358 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-


Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.




Charles B Brown
Director of Secretariat & Deputy Company Secretary




7 April 2004

Exhibit No. 9


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 8 April 2004, that they disposed on that date of a total of 92,648 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 29,381,710 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown

Director of Secretariat & Deputy Company Secretary


13 April 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

13 APRIL, 2004

                                      ALLIED DOMECQ PLC

                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary